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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Miravant Medical Technologies

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

69329P103

(CUSIP Number)

Richard T. Collier
Senior Vice President
and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, New Jersey 07977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,104,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,104,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 869,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 869,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,104,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,104,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,229,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,229,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,229,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,229,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,229,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,229,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,333
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,333
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Monsanto Italiana S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). G.D. Searle LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP Number: 69329P103	Page 11 of 14

        Pharmacia AB, a Swedish corporation (“Pharmacia AB”), Pharmacia & Upjohn S.p.A., an Italian corporation (“P&U S.p.A.”), Pharmacia & Upjohn Company, a Delaware corporation (“P&U Co.”), Pharmacia Holdings BV (formerly Pharmacia & Upjohn Holdings BV), a “check the box” entity incorporated in the Netherlands (“P&U BV”), and Pharmacia & Upjohn, Inc., a Delaware corporation (“P&U Inc.” and, collectively with Pharmacia AB, P&U S.p.A., P&U Co. and P&U BV, the “Original Reporting Persons”) and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation (“PHA”), Monsanto Italiana S.p.A., an Italian corporation (“Monsanto Italiana”), G.D. Searle LLC, a Delaware limited liability company (“Searle”), and Pharmacia Italia S.p.A., an Italian corporation (“Pharmacia Italia” and, collectively with PHA, Monsanto Italiana, Searle and the Original Reporting Persons, the “Reporting Persons”) hereby amend the report on Schedule 13D filed by the Original Reporting Persons and Pharmacia Treasury Services AB (formerly Pharmacia & Upjohn Treasury Services AB), a Swedish corporation (“Pharmacia Treasury”), on March 1, 1999 (the “Original Schedule 13D”), as amended by the reports filed by the Original Reporting Persons and Pharmacia Treasury on December 15, 1999 and by the Original Reporting Persons, Pharmacia Treasury and PHA on April 10, 2000, January 29, 2001 and June 1, 2001 and by the Reporting Persons and Pharmacia Treasury on March 15, 2002 and by the Reporting Persons on April 5, 2002 and April 8, 2002 (collectively with the Original Schedule 13D, the “Schedule 13D”), with respect to shares of Common Stock, par value $.01 per share (the “Shares”), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation (“Miravant”), beneficially owned by them. Terms used but not defined herein have the meanings given such terms in the Schedule 13D.

ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

CUSIP Number: 69329P103	Page 12 of 14

        On April 8, 2002, Pharmacia Italia sold 55,000 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $66,853 in cash.

        On April 9, 2002, Pharmacia Italia sold 5,000 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $5,795 in cash.

        On April 10, 2002, Pharmacia Italia sold 13,100 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $14,494 in cash.

        On April 11, 2002, Pharmacia Italia sold 21,000 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $23,764 in cash.

        On April 12, 2002, Pharmacia Italia sold 45,000 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $50,123 in cash.

        On April 15, 2002, Pharmacia Italia sold 101,000 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $117,751 in cash.

        On April 16, 2002, Pharmacia Italia sold 29,800 Shares of Miravant into the open market through a broker-dealer in reliance on Rule 144 of the Securities Act of 1933, as amended. Pharmacia Italia received net proceeds from such disposition of approximately $33,172 in cash.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is amended as follows:

        (a)   The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of March 15, 2002 in Miravant’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2001, filed April 1, 2002, as adjusted to give effect to the issuance of the Shares issued pursuant to the warrants held to Pharmacia AB in connection with the loans made to Miravant on June 9, 1999, December 13, 1999 and May 23, 2000 (the “Outstanding Shares”).

        P&U Co., as successor to Pharmacia, Inc., beneficially owns 869,534 Shares, representing approximately 4.5% of the Outstanding Shares.

        Pharmacia Italia beneficially owns 744,533 Shares, representing approximately 3.9% of the Outstanding Shares.

        Monsanto Italiana, P&U S.p.A, and Searle may each be deemed to beneficially own 744,533 Shares, representing approximately 3.9% of the Outstanding Shares.

        Pharmacia AB may be deemed to beneficially own 1,104,533 Shares, representing approximately 5.7% of the Outstanding Shares.

        P&U BV may be deemed to beneficially own 1,104,533 Shares, representing approximately 5.7% of the Outstanding Shares.

        P&U Inc. may be deemed to beneficially own 1,229,534 Shares, representing approximately 6.4% of the Outstanding Shares.

        PHA may be deemed to beneficially own 1,229,534 Shares, representing approximately 6.4% of the Outstanding Shares.

CUSIP Number: 69329P103	Page 13 of 14

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   April 17, 2002

PHARMACIA AB
By:	/s/ Håkan Åström

	Name: Title:	Håkan Åström President

PHARMACIA & UPJOHN S.p.A.
By:	/s/ Francesco Granata

	Name: Title:	Francesco Granata Managing Director

PHARMACIA & UPJOHN COMPANY
By:	/s/ Don W. Schmitz

	Name: Title:	Don W. Schmitz Secretary

PHARMACIA & UPJOHN HOLDINGS B.V.
By:	/s/ Wim Kuiper

	Name: Title:	Wim Kuiper Director

PHARMACIA & UPJOHN, INC.
By:	/s/ Don W. Schmitz

	Name: Title:	Don W. Schmitz Secretary

CUSIP Number: 69329P103	Page 14 of 14

PHARMACIA CORPORATION
By:	/s/ Don W. Schmitz

	Name: Title:	Don W. Schmitz Secretary

PHARMACIA ITALIA S.P.A.
By:	/s/ Francesco Granata

	Name: Title:	Francesco Granata Managing Director

MONSANTO ITALIANA S.P.A.
By:	/s/ Emanuelle Barie

	Name: Title:	Emanuelle Barie Director

G.D. SEARLE LLC
By:	/s/ Judith A. Reinsdorf

	Name: Title:	Judith A. Reinsdorf Secretary